UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $$0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Yumi Sato

Senior Director, Global Corporate Strategy

Sumitomo Dainippon Pharma Co., Ltd.

6-8, Doshomachi 2-chome,

Chuo-ku, Osaka 541-0045, Japan

Copies to:

Benjamin O. Lang

Jones Day

The Okura Prestige Tower

2-10-4 Toranomon, Minato-ku

Tokyo 105-001, Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*        The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 45,008,604
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 45,008,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,008,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (1)
14	TYPE OF REPORTING PERSON CO

(1)

All share percentage calculations in this Schedule 13D are based on 89,623,564 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of September 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2019.

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1	NAMES OF REPORTING PERSONS Sumitomo Dainippon Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 45,008,604
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 45,008,604

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,008,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Sumitomo Mitsui Banking Corporation
(2)

All share percentage calculations in this Schedule 13D are based on 89,623,564 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of September 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2019.

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1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 45,008,604
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,008,604
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,008,604
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)

All share percentage calculations in this Schedule 13D are based on 89,623,564 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of September 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2019.

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Item 1.	Security and Issuer

The Statement on Schedule 13D (this “Statement”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 1, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB, United Kingdom.

Item 2.	Identity and Background

(a)                  The persons filing this statement are Sumitomo Chemical Co., Ltd., a Japanese corporation (“Sumitomo Chemical”), Sumitomo Dainippon Pharma Co., Ltd., a Japanese corporation (“Sumitomo Dainippon”), and Sumitovant Biopharma Ltd. (formerly known as Vant Alliance Ltd.), a Bermuda exempted company limited by shares (“Sumitovant”) (collectively, the “Reporting Persons”). The Common Shares are owned directly by Sumitovant, which is a wholly-owned subsidiary of Sumitomo Dainippon, which is a 51.76% owned subsidiary of Sumitomo Chemical. Sumitomo Dainippon and Sumitomo Chemical are indirect beneficial owners of the Common Shares.

(b)                  Sumitomo Chemical’s principal office address is 27-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8260, Japan. Sumitomo Dainippon’s principal office address is 6-8, Doshomachi 2-chome, Chuo-ku, Osaka 541-0045, Japan. Sumitovant’s principal office address is 11-12 St. James’s Square Suite 1, 3rd Floor London, United Kingdom SW1Y 4LB.

(c)                  Sumitomo Chemical’s principal business is operating around the world in five business sectors: petrochemicals and plastics, energy and functional materials, IT-related chemicals, health and crop sciences, and pharmaceuticals. Sumitomo Dainippon’s principal business is the research, development, manufacture, purchase, sale, importation and exportation of pharmaceutical products. Sumitovant’s principal business is to act as a holding company and directly own the Common Shares.

(d)                  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  Sumitomo Chemical and Sumitomo Dainippon are Japanese corporations and Sumitovant is a Bermuda exempted company limited by shares.

Item 3.	Source and Amount of Funds or Other Consideration

On December 27, 2019, Sumitomo Dainippon paid $2.0 billion to acquire its interest in Sumitovant and, indirectly, the Common Shares of the Issuer as part of the Transactions (defined below), which purchase price was funded by a 270.0 billion yen loan facility (the “Loan Facility”). The Loan Facility was entered into between Sumitomo Dainippon and Sumitomo Mitsui Banking Corporation (the “Bank”).

Before Sumitomo Dainippon acquired its interest in Sumitovant, the Common Shares of the Issuer were transferred from Roivant Sciences Ltd. (“Roivant”) to Sumitovant.

Item 4.	Purpose of Transaction

Transaction Agreement

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On September 6, 2019, Sumitomo Dainippon and Roivant entered into a non-binding memorandum of understanding (the “MOU”) related to the creation of a strategic alliance between the companies (the “Strategic Alliance”).

As contemplated by the MOU, on October 31, 2019, Sumitomo Dainippon, Roivant and certain of Roivant’s subsidiaries entered into a definitive agreement (the “Transaction Agreement”) related to the creation of the Strategic Alliance. Among other things, pursuant to the Transaction Agreement: (i) Sumitomo Dainippon indirectly acquired all of the Common Shares that were beneficially owned by Roivant, along with the equity interests owned by Roivant in four of its other subsidiaries (collectively, the “Strategic Alliance Entities”), (ii) Roivant granted Sumitomo Dainippon options to purchase, subject to certain exceptions set forth in the Transaction Agreement, Roivant’s existing equity interests in six other privately-held Roivant subsidiaries or affiliates and (iii) Roivant issued to Sumitomo Dainippon common shares of Roivant. In exchange, the Transaction Agreement provided that Sumitomo Dainippon would make a $3.0 billion upfront cash payment to Roivant upon the closing (the “Closing”) of the transactions contemplated by the Transaction Agreement (collectively, the “Transactions”), subject to certain adjustments as set forth therein.

Investor Rights Agreement

In connection with the Closing, the Issuer, Sumitovant and Sumitomo Dainippon entered into an investor rights agreement (the “Investor Rights Agreement”), dated as of December 27, 2019. Pursuant to the Investor Rights Agreement, among other things:

•

The Issuer agreed to register for resale the Common Shares held by Sumitovant at the request of Sumitovant, or to include Common Shares held by Sumitovant in a registration statement filed by the Issuer for the offer and sale of Common Shares by the Issuer, subject to specified conditions and limitations.

•

The Issuer granted to Sumitomo Dainippon and Sumitovant rights to receive specified financial information from the Issuer, and inspect the Issuer’s facilities, accounts and records, subject to specified limitations.

•

The Issuer’s Board of Directors (the “Board”) following the Closing will consist of (i) three Sumitomo Dainippon-designated directors, who are Myrtle Potter (who shall also serve as the Chair of the Board), Adele Gulfo and Hiroshi Nomura, (ii) three Independent Directors (as defined below), who shall be Terrie Curran, Mark Guinan and Kathleen Sebelius (who shall serve as Lead Independent Director) (collectively, the “Initial Independent Directors”), and (iii) the Principal Executive Officer, who is Lynn Seely (An “Independent Director” is a director who (A) the Board reasonably determines qualifies as an “independent director” under the New York Stock Exchange listing rules, (B) is not and within the last three years has not been a director, officer or employee of an entity of Sumitomo Dainippon and its affiliated entities (the “Sumitomo Group”), and (C) does not have any immediate family member who is or within the last three year has been a director, officer or employee of an entity within the Sumitomo Group).

•

The Issuer’s Nominating and Corporate Governance Committee following the time the Bye-Laws (as defined below) become effective will consist of (i) two Sumitomo Dainippon-designated directors, who are Adele Gulfo and Myrtle Potter, and (ii) one Independent Director, who is Terrie Curran.

•

The Issuer’s Compensation Committee following the time the Bye-Laws become effective will consist of (i) one Sumitomo Dainippon-designated director, who is Hiroshi Nomura, and (ii) two Independent Directors, who are Terrie Curran and Kathleen Sebelius.

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•	The Issuer’s Audit Committee following the Closing will consist of the three Independent Directors, who are Terrie Curran, Mark Guinan and Kathleen Sebelius.

•	At all times until the Sumitomo Group holds no longer holds more than 50% of the outstanding Common Shares, among other things:

•

the Audit Committee will be composed solely of three Independent Directors, each of whom is an Initial Independent Director or has been nominated or appointed to the Board in accordance with specified provisions of the Bye-Laws, and at least one of whom will meet the requirements of an “Audit Committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K under the Act;

•	the Nominating and Corporate Governance Committee will be composed of (A) two Sumitomo Dainippon-designated directors and (B) one Independent Director who also a member of the Audit Committee;

•	the Compensation Committee will be composed of (A) one Sumitomo Dainippon-designated director and (B) two Independent Directors, each of whom is also a member of the Audit Committee;

•

except as may be required by applicable laws, regulations or stock exchange rules, any other standing or ad hoc committee of the Board will be composed of a majority of Sumitomo Dainippon-designated directors, subject to specified exceptions;

•	specified provisions of the Bye-Laws may not be amended, revised or removed without the prior written consent of Sumitovant; and

•

all entities within the Sumitomo Group will vote the Common Shares owned by them in connection with any election of Independent Directors in a manner that is either in accordance with the recommendation of the Board or in direct proportion to the manner in which the Issuer shareholders not affiliated with the Sumitomo Group vote their Common Shares in respect of the election of such Independent Directors.

•

A standstill provision (the “Standstill Provision”), which provides that until the earlier of such time as (A) the Sumitomo Group owns less than 35% of the outstanding Common Shares, (B) another entity beneficially owns a majority of the outstanding Common Shares, (C) the completion of a merger, consolidation or other business combination or transaction to which the Issuer is a party (but to which no member of the Sumitomo Group is a party) if the shareholders of the Issuer immediately prior to the effective date of such transaction beneficially own less than 50% of the outstanding voting securities power of the surviving corporation following such transaction, (D) a sale of all or substantially all of the Issuer’s assets, (E) a bankruptcy or liquidation of the Issuer, or (F) specified transactions in which the Sumitomo Group acquires all of the outstanding Common Shares of the Issuer or its assets (any such event, a “Standstill Termination Event”), no member of the Sumitomo Group will make a tender offer, exchange offer, merger proposal or any other offer the effect of which if completed would result in the Sumitomo Group holding beneficial ownership of greater than 60% of the outstanding voting power of the Issuer or acquiring all or substantially all of the Issuer’s assets unless such transaction is effected (a) in accordance with a specified provision of the Issuer’s Bye-Laws or (b) in compliance with the following:

•

a member of the Sumitomo Group may, at any time, propose, negotiate and consummate a transaction at the written request of a majority of the members of the Audit Committee that would result in the Sumitomo Group owning all of the Common Shares or assets of the Issuer, subject to an obligation that such transaction receive approval of a majority of the Common Shares not owned by the Sumitomo Group (a “Qualified Acquisition Transaction”);

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•

any member of the Sumitomo Group may, at any time, make a proposal on a confidential basis to the Audit Committee; provided that after the three-year anniversary of the Closing, this requirement with respect to a Qualified Acquisition Transaction will only require a period of confidential discussions with the Audit Committee prior to making a public announcement thereof and except disclosures that are required by law;

•	until the three-year anniversary of the Closing, be subject to approval by the Audit Committee; and

•

the closing of any such transaction is conditioned (which condition may not be waived) on a majority of the outstanding Common Shares held by not affiliated with the Sumitomo Group being voted in favor of such transaction.

•

Until a Standstill Termination Event, except for an acquisition transaction governed by the Standstill Provision, certain specified Issuer corporate actions will not be taken without approval by the Audit Committee, including:

•

any services to be provided by the Sumitomo Group to the Issuer which would require disclosure pursuant to Securities and Exchange Commission rules or specified other transactions with the Sumitomo Group;

•	amendments to specified provisions of the Issuer’s organizational document or agreements;

•	the taking of specified actions or amendments of the Loan Agreement (as defined below); or

•	amending the Investor Rights Agreement in a manner that would expand the Sumitomo Group’s rights, or reduce its obligations, under the Investor Rights Agreement.

•

At all times that the Sumitomo Group hold more than 50% of the outstanding Common Shares, the Sumitomo Group, by purchasing Common Shares in the open market or from the Issuer in certain specified circumstances, will have the right to maintain its percentage ownership in Common Shares in the event of a financing event or acquisition event conducted by the Issuer, or specified other events, subject to specified conditions.

Loan Agreement

In connection with the Closing, Sumitomo Dainippon, the Issuer and Myovant Sciences GmbH, a limited liability company organized under the laws of Switzerland (the “Borrower”), entered into a loan agreement (the “Loan Agreement”) pursuant to Sumitomo Dainippon agreed to make revolving loans to the Borrower in an aggregate principal amount up to $400 million. The Borrower disbursed $113,700,000 by December 30, 2019 to repay the outstanding obligations of the Issuer and its subsidiaries under the loan and security agreement with Hercules Capital Inc. and the securities purchase agreement with NovaQuest Pharma Opportunities Fund IV, L.P. and the other purchasers party thereto, and to pay for certain costs and expenses.

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The Loan Agreement will terminate, and all obligations thereunder will become due and payable, on the fifth anniversary of the Closing. Pursuant to the Loan Agreement, until the date occurring three months prior to the fifth anniversary of the Closing, the Borrower will be entitled to borrow amounts on a quarterly basis to cover budgeted expenses for such quarter. If Sumitomo Dainippon fails to own at least a majority of the outstanding Common Shares of the Issuer, the Borrower would not be able to continue to borrow amounts under the Loan Agreement. Interest on outstanding loans under the Loan Agreement will accrue at a rate per annum equal to 3-month LIBOR plus 3% and will be payable quarterly on the last day of each calendar quarter. Loans under the Loan Agreement are prepayable at any time without premium or penalty upon 10 business days’ prior written notice.

The Borrower’s obligations under the Loan Agreement are guaranteed on a full and unconditional basis by the Issuer and the Issuer’s other subsidiaries. The loans and other obligations are the senior unsecured obligations of the Issuer, the Borrower and the subsidiary guarantors.

The Loan Agreement includes customary representations and warranties and affirmative and negative covenants. The Loan Agreement also includes customary events of default, including payment defaults, breaches of representations and warranties, breaches of covenants following any applicable cure period, cross acceleration to certain other debt, failure to pay certain final judgments, certain events relating to bankruptcy or insolvency and failure of material provisions of the loan documents to remain in full force and effect or any contest thereto by the Issuer or any of its subsidiaries. Upon the occurrence of an event of default, a default interest rate of an additional 5.0% will apply to the outstanding principal amount of the loans, Sumitomo Dainippon may terminate its obligations to make loans to the Borrower and declare the principal amount of loans to immediately due and payable, and Sumitomo Dainippon may take such other actions as set forth in the Loan Agreement. Upon the occurrence of certain bankruptcy and insolvency events, the obligations of Sumitomo Dainippon to make loans to the Borrower would automatically terminate and the principal amount of the loans would automatically become due and payable. In addition, if it becomes unlawful for Sumitomo Dainippon to maintain the loans under the Loan Agreement, the Borrower would be required to repay the outstanding principal amount of the loans.

In connection with entering into the Loan Agreement, the Issuer obtained waivers from each of Hercules Capital Inc. and NovaQuest Pharma Opportunities Fund IV, L.P. to repay the outstanding obligations of the Issuer and its subsidiaries under the loan and security agreement with Hercules Capital Inc. and the securities purchase agreement with NovaQuest Pharma Opportunities Fund IV, L.P.

Share Return Agreement

Concurrently with the Closing, Roivant, Sumitovant and Sumitomo Dainippon entered into the Share Return Agreement (the “Share Return Agreement”) pursuant to which Sumitomo Dainippon shall return the 4,243,005 Common Shares of the Issuer (the “Myovant Top-Up Shares”) to Roivant, if, as of March 1 of each calendar year during the term of the Share Return Agreement, Sumitomo Dainippon directly or indirectly holds greater than 55.0% of the then issued and outstanding Common Shares of the Issuer (the “Requisite Threshold”), but only for a number of Myovant Top-Up Shares that would permit Sumitomo Dainippon to continue to directly or indirectly hold the Requisite Threshold.

Amendments to the Bye-Laws

On December 22, 2019, the Board approved, subject to shareholder approval, an amendment and restatement of the Issuer bye-laws, to be the Issuer’s Fifth Amended and Restated Bye-Laws (the “Bye-Laws”), which amends the Issuer bye-laws as follows:

•	remove the provisions that were added in June 2019 providing Roivant with the power, under certain circumstances, to appoint a majority of the directors on the Board and certain related powers;

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•

provide that the term “Major Member” means a shareholder that, together with its controlled affiliates, beneficially owns more than 50% of the voting power of all of the Issuer’s outstanding Common Shares;

•	revise the definition of “Independent Director” to exclude any director who has specified relationships with a Major Member;

•

remove the requirement that the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee be made up solely of Independent Directors and provide instead that the Audit Committee shall have at least three members, all of whom are Independent Directors, the Compensation Committee shall have three members, at least two of whom are Independent Directors and members of the Audit Committee and at least one of whom is a Sumitomo Director (as defined in the Bye-Laws), and the Nominating and Corporate Governance Committee shall have three members, at least one of whom is an Independent Director and a member of the Audit Committee and at least two of whom are Sumitomo Directors;

•

delegate to the Nominating and Corporate Governance Committee the authority to set the size of the Board and to nominate director candidates and fill vacancies on the Board, with the exception of candidates to replace, or vacancies in the offices of, at least three Independent Directors who are members of the Audit Committee, which nominations or appointments are to be made through a process under which the Audit Committee proposes nominees or appointees who are then required to be nominated or appointed by the Board unless rejected by the Nominating and Corporate Governance Committee, with alternative processes in the event of such a rejection or failure by the Audit Committee to make a timely proposal;

•	provide that the Board’s power to delegate its powers to committees is subject to the provisions of the Investor Rights Agreement during the Trigger Period (as defined in the Bye-Laws);

•

revise the definition of “Eligible Member” to increase the required voting power of a Member and its affiliates from 3% to 5% and remove provisions with respect to the aggregation of voting power held by members of a group;

•	remove certain supermajority shareholder approval requirements for the amendment of specified provisions of the Bye-Laws;

•	revise provisions with respect to the selection and remuneration of Issuer’s auditor to provide the authority for such actions to the Audit Committee;

•	revise the manner of selection of the person to serve as chairman of meetings of Issuer’s shareholders; and

•	make other minor wording changes and additions, removal and revisions of defined terms.

The Issuer anticipates the effective date of the adoption of the Bye-Laws to be in late January 2020.

The foregoing description of the Bye-Laws and summaries of the material terms of the Transaction Agreement, Investor Rights Agreement, Loan Agreement and Share Return Agreement (the “Agreements”) do not purport to be complete and are each qualified in its entirety by reference to the full text of the Bye-Laws and Agreements, attached hereto as exhibits and incorporated herein by reference.

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Item 5.	Interest in Securities of the Issuer

(a)—(b)	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement are incorporated herein by reference.

The aggregate 45,008,604 Common Shares beneficially owned by the Reporting Persons represent 50.2% of the issued and outstanding Common Shares based on 89,623,564 Common Shares, issued and outstanding as of September 30, 2019, as disclosed by the Issuer on its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 12, 2019.

Sumitovant has sole voting power and sole dispositive power with regard to 45,008,604 Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon has shared voting power and shared dispositive power with regard to such Common Shares. Each of Sumitomo Chemical and Sumitomo Dainippon, by virtue of their relationships to Sumitovant (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Shares which Sumitovant directly beneficially owns. Each of Sumitomo Chemical and Sumitomo Dainippon disclaims beneficial ownership of such Common Shares for all other purposes.

(c)                  There have been no transactions in Common Shares that were effected during the past sixty days by the Reporting Persons other than as reported in this Statement.

(d)                  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e)                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the contracts and arrangements with respect to the securities of the Issuer set forth in Item 4 is incorporated by reference herein.

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Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.*	Transaction Agreement, dated as of October 31, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd., Vant Alliance Ltd., Roivant Sciences Ltd., Enzyvant Therapeutics Ltd., Altavant Sciences Ltd., and Spirovant Sciences Ltd.

2.	Investor Rights Agreement, dated as of December 27, 2019, by and among Myovant Sciences Ltd., Vant Alliance Ltd. and Sumitomo Dainippon Pharma Co., Ltd.

3.	Loan Agreement, dated as of December 27, 2019, by and among Sumitomo Dainippon Pharma Co., Ltd., Myovant Sciences Ltd. and Myovant Sciences GmbH.

4.	Share Return Agreement, dated as of December 27, 2019, by and among Roivant Sciences Ltd., Sumitovant Biopharma Ltd. and Sumitomo Dainippon Pharma Co., Ltd.

5.	Fifth Amended and Restated Bye-Laws of Myovant Sciences Ltd., as approved by the Board of Directors on December 22, 2019.

*

Certain schedules to the Transaction Agreement addressing matters unrelated to the securities of the Issuer have been omitted. The Reporting Persons agree to furnish a copy of any omitted schedule supplementally to the Securities and Exchange Commission upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 3, 2020	SUMITOMO CHEMICAL CO., LTD.

	By:	/s/ Yoshiaki Oda
	Name:	Yoshiaki Oda
	Title:	Managing Executive Officer, Corporate Business Development Department

Dated: January 3, 2020	SUMITOMO DAINIPPON PHARMA CO., LTD.

	By:	/s/ Hiroyuki Baba
	Name:	Hiroyuki Baba
	Title:	Senior Executive Officer, Global Corporate Strategy

Dated: January 3, 2020	SUMITOVANT BIOPHARMA LTD.

	By:	/s/ Marianne L. Romeo
	Name:	Marianne L. Romeo
	Title:	Authorized Signatory